UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

University General Health System, Inc.
(a Nevada corporation)

Commission File Number:333-140567
_______________

(Check One):
[ ]Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2011
____________________________________________________________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
_______________

____________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
University General Health System, Inc.
(a Nevada corporation)
____________________________________________________________________
Full Name of Registrant

SeaBridge Freight Corp.
____________________________________________________________________
Former Name if Applicable

7501 Fannin Street, Houston, Texas 77054
__________________________________________________________________
Address of Principal Executive Office (Street and Number)

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[]   (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are in the process of completing an audit of our financial statements for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010.  These financial statements will be filed in an amendment to Form 8-K on or before June 13, 2011 in connection with the acquisitions and dispositions previously reported. Additional time is needed to complete the interim financial statements to be included with Form 10-Q for the quarter ended March 31, 2011.

PART IV--OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Michael L. Griffin	(713)	375-7005
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes     [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

[ ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

University General Health System, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011

/s/ Hassan Chahadeh, M.D.
By: Hassan Chahadeh, M.D., President &Chairman of the Board